375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

January 29, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Live Current Media Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filing Date: May 7, 2009
File No. 333-158951

Dear Mr. Owings:

This letter is in response to your letter dated May 28, 2009 and relates solely to the comments made to Amendment No. 1 to the Registration Statement we filed on Form S-1 on May 7, 2009.  For your ease of reference, we have repeated your comments in this response and numbered them accordingly.  We have also filed Amendment No. 2 to our Registration Statement (the “Amendment”).  Please note that the Amendment also includes revisions that resulted from the restatement of our financial statements and the responses made to the comments to our annual and quarterly reports in the letters that were issued by the Securities and Exchange Commission on May 28, 2009, August 13, 2009, October 7, 2009 and November 9, 2009.

Amendment No. 1 to Registration Statement on Form S-1

Director Compensation, page 45

1.           Please advise us why you have not included Messrs. Benham and Taylor in the Director Compensation table.  See Item 402(r) of Regulation S-K.

We have revised the table to include the dollar amount recognized for financial statement reporting purposes for Messrs. Benham and Taylor with respect to the 2008 fiscal year, in accordance with FAS 123R.  Please see page 82 of the Amendment.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
January 29, 2010

Selling Stockholders, page 46

2.           If true, please disclose that Mr. Lamacraft purchased the securities in the ordinary course of business and at the time of the purchase, he had no arrangements or understandings, directly or indirectly, with any person to distribute the securities.

Based on information provided to us by Mr. Lamacraft, we have included the disclosure you requested.  Please see page 84 of the Amendment.

3.           According to your selling stockholders table, Jonathan Ehrlich and Mark Melville own 320,321 and 107,692 shares.  According to your Security Ownership of Certain Beneficial Owners table on page 51, Jonathan Ehrlich and Mark Melville are the owners of 306,621 and 524,359 shares.  Please revise or advise why these tables list different beneficial ownership amounts for these individuals.  Please refer to Questions 140.01 of the Compliance Disclosure and Interpretations of Regulation S-K, which you can find on our website, www.sec.gov.

We have revised the disclosure so that the selling stockholder table mirrors the information in the beneficial ownership table for Messrs. Ehrlich and Melville.  Please see pages 84 and 88.

4.           Please disclose the natural person or persons who exercise the sole or shared voting or dispositive powers with respect to the shares offered for resale by Penson Financial Services Canada, Inc.  Please refer to Questions 240.04 of the Compliance Disclosure and Interpretations of Regulations S-K, which you can find on our website, www.sec.gov.

We have provided the disclosure you requested.  Please see page 85 of the Amendment.

5.           Please disclose the relationship, if any, between the Benham Trust and Derek Benham, on the one hand, and your director, Mark Benham, on the other.  Please disclose the relationship, if any between Ehrlich Real Estate Advisors and Tom Ehrlich, on the one hand, and your former president, Jonathan Ehrlich, on the other.

We have provided the disclosure you requested.  Please see page 85 of the Amendment.

6.           We note that Mark L. Casey is listed as the owner of 163,460 shares and that he also jointly controls with Carrie G. Casey 413,461 shares owned by The Casey Family Trust.  Please revise your table to include Mark L. Casey as the beneficial owner of these shares and disclose in the footnote the nature of his interest in these shares.

We have provided the disclosure you requested.  Please see page 85 of the Amendment.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
January 29, 2010

Security Ownership of Certain Beneficial Owners and Management, page 50

Security Ownership of Certain Beneficial Owners (more than 5%), page 50

7.           Please disclose the natural person or persons who exercise the sole or shared voting or dispositive powers with respect to the shares beneficially owned by Odyssey Value Advisors, LLC.

We have had to rely on public records and the records of our stock transfer agent to determine the holdings of Odyssey Value Advisors, LLC as we have been unable to confirm with Odyssey the number of shares of common stock (or securities convertible into common stock) that it owns.  The records of our stock transfer agent indicate that Odyssey owns less than 5% of our common stock and there are no public records that we have found disputing that.  To our knowledge, Odyssey does not have other instruments that would allow it to acquire additional equity securities.  Therefore, we have deleted this information from the beneficial ownership table.

8.           We note from footnote eight to your Security Ownership of Certain Beneficial Owners and Management table the Boris Wertz has options to purchase 41,667 shares of your common stock.  However, your table indicates that Boris Wertz does not beneficially own any shares.  Please revise your Security Ownership of Certain Beneficial Owners and Management table to include the 41,667 [shares] or advise why it is not appropriate for you to do so.

We have corrected the disclosure as you requested.  Please see page 88.

Item 17. Undertakings, page II-10

9.           We note that you included the undertakings required under Item 512(a)(5)(i), which are required when a registration statement relies upon Rule 430B, rather than the undertakings under Item 512(a)(5)(ii).  Please revise your filing to include the undertaking under Item 512(a)(5)(ii) or advise why it is not appropriate for you to do so.

We have provided the undertaking under Item 512(a)(5)(ii) as you requested.  Please see page II-10 of the Amendment.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
January 29, 2010

Signatures, page II-11

Please amend your filing to include the signature of your principal financial officer.  If C. Geoffrey Hampson serves in this capacity, please indicate that fact by including the title beneath his signature.

We have revised the signatures to include the signature of Mr. Hampson as principal financial officer, as you requested.  Please see page II-11 of the Amendment.

Please note that we also received a verbal comment from Mr. Andrew Mew on December 3, 2009.  Mr. Mew asked that the Amendment include the reconciliations of the Global Cricket Venture expenses that were included by the Company in the letter it sent to the Securities and Exchange Commission on November 20, 2009.  In order not to have too many tables, which could possibly cause confusion for the reader, this information is included in the tables on the following pages:  20, 21, 39, 55, 62, and 63.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

LIVECURRENT MEDIA INC.

By: /s/ C. Geoffrey Hampson
C. Geoffrey Hampson, Chief Executive Officer

cc:           Robert Babula, Andrew Mew, Robert W. Errett, Ellie Bavaria